Exhibit 99.1

Obsidian Energy Announces Update to its Syndicated Credit Facility and Peace River Oil Partnership Disposition

CALGARY, Aug. 13, 2019 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces the extension of the Company’s syndicated credit facility with the underlying borrowing base and amount available under the syndicated credit facility remaining at $550 million and $460 million, respectively. The revolving period ends on February 28, 2020 with revolving period reconfirmation dates on November 19, 2019 and January 20, 2020. Under the agreement, the term-out period is extended to November 30, 2020.

As part of the Peace River Oil Partnership disposition, our partner has waived its right to exercise both the right of first refusal and the tag along provisions. Furthermore, the transaction has received the advanced ruling certificate from the Competition Bureau of Canada. The disposition continues to proceed through the usual steps, including terms of the agreement and customary closing conditions. Obsidian Energy expects to close the transaction by the end of August and will provide updates as they arise. Upon the close of the transaction, the amount available under the syndicated credit facility will be reduced to $420 million.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the expected amount available under the syndicated credit facility, the revolving reconfirmation dates and term-out period; the anticipating closing date for the PROP disposition; and the expected borrowing base and capacity after the PROP disposition.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties other than noted herein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; our partners ability to progress through their right of first refusal and tag-along provisions in connection with the Peace River Oil Partnership disposition; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange (symbol “OBE”) and New York Stock Exchange (symbol “OBE”). All figures are in Canadian dollars unless otherwise stated.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com